FUNDIFY

Dashboard | Explore Startups | benjamin kromnick

- Pitch
- Articles & Press
- Company Information
- Team
- Discussion

Share

ARC

ARC is a video conferencing platform you can trust. It is increasingly more difficult to feel safe online with the enormous amount of data mining, surveillance, and leaked online conversations taking place. You deserve privacy and security for all of your online communications.

Communications

Wilmington, DE | Website


Video Conferencing
built with your
security and privacy
as top priority

We're considering raising capital through a Regulation Crowdfunding campaign on Fundify and are running a test the waters campaign to gauge Investor interest. During this test the waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Problem

Millions of people need to engage in online video conversations, but they use unsecure platforms that put their safety at risk by having:



Inadequate Protection

Limited encryption and security protocols can increase the chances of your data being compromised



Confusing Privacy Policies

Not being transparent about what data is being collected can allow companies to take advantage of you



Limited Support

A lack of helpful and personal support can leave you confused and frustrated

Investor Interest

Investors Interested

25

Funding Interest So Far

$91,465

Your spot is reserved!

Offering Terms

Funding Goal

$250,000 - $5,000,000

Security Type

Equity

Min Investment

$25

Max Investment

$5,000,000

Closing Date

May 31, 2022 8:59 PM

Your Data is Not Private

The data that some tech companies collect on you:

- Facial and voice recognition
- Home and locations you visit
- Friends and family
- Stored photos
- Social security number
- Drivers license number
- Emails and chats
- Ethnicity
- Stored documents
- Purchase activity
- Payment information
- Videos watched
- Who you call
- Interests
- Political affiliation



Sources:
https://www.digitalinformationworld.com/2020/08/infographic-what-data-are-giant-tech-companies-collecting-from-you.html
https://www.security.org/resources/data-tech-companies-have/
https://www.thesocialdilemma.com/

Solution

No Big Brother Surveillance
Meet Privately Online

No Surveillance | **No Data Mining** | **No Target Marketing** | **No Recording** | **No Privacy Breach**

No surveillance, no data mining, no profiting off our customers' data, no algorithms collecting information in order to influence you. You deserve privacy. You deserve to be free.

A video conferencing platform you can trust

- Safe and secure online communication
- Private meetings that are not monitored or recorded
- Live video support
- User-friendly features

Privacy
Protect the conversations that matter to you

Security
Know that you are always safe and protected

Simplicity
Connect at the touch of a button



Product

All-in-One Video Conferencing Provider

Video Calls

ARC is the video conferencing tool you can trust. Present, plan, host, and connect with confidence, knowing your data and conversations are safe.


9:41
Leadership Team Meeting
Wiserman Consulting
Arif Khatri
Malakai Ross
Mariah Hinderson
Allison Deahl
Sherri Johnson
Michael S.
Leave


9:41
Groups
My Groups
Joined Groups
Designers Only
RocketCat Media
Sprint Team
RocketCat Media
Web App Dev Team
RocketCat Media
Product Q&A
RocketCat Media
UI Revamp
RocketCat Media

Group-Centric

ARC allows you to see all your groups in one place. Whether you run a larger organization or have friends in different places, connecting is simple. Tap your group and begin talking in seconds.

Built For Organizations

ARC is an enterprise platform built to enable virtual connections for organizations of all sizes. Add team members and schedule meetings to streamline communication.



Features to Communicate Without Compromising Security

- Unlimited Secure Meetings
- Groups
- Instant Meet
- In-Meeting Chat
- Calendar Integration
- High Resolution Video
- Secure Guest Invitations
- Speaker Panel
- Screen Sharing
- Waiting Room
- Desktop & Mobile
- Grid & Full Screen Mode
- Live Video Support
- Adjustable Grid Sizes


Instant Meet
Schedule Event

Recognized Security Certifications

In the process of being acquired

- SOC2 Type 1&2
- HIPAA
- COPPA
- CCPA
- GDPR


ARC
Org Code

Business Model

Subscription Based

Non-Profit	Business	Enterprise
Keep your non-profit meetings secure online	Protect your business' highly secure meetings	Bring your whole organization and chapters
$7.99 member/month	$14.99 member/month	Schedule a Call for Custom Pricing

Features:

- 15 day free trial
- Unlimited secure meetings
- Quick start video calling
- 1-on-1 live and chat support
- Safely invite guests
- Unlimited groups
- Calendar integration
- Create groups easily

Friends & Family

Meet securely with your friends & family members

Free

Join our waiting list

Features:

- 40 minutes safe talk time
- Unlimited secure meetings
- Quick start video calling
- Instant Support
- Invite friends and family
- Instant meet
- Protect your friends and family
- Create groups easily

Traction

Success Plan to Market

4.25 Million Invested To Date

MARKET READY PRODUCT

- Online & mobile platforms
- App supported on Android, iOS, and Web
- Easy collaboration and group sessions for friends, family, and organizations

GO TO MARKET

- Commercial launch in the United States of America
- Market adaptation
- International launch in the first quarter of 2022

FUTURE ENHANCEMENT

- Direct messaging
- Mobile dial-in
- Third-party integration

Competition

	ARC	ZOOM	GOOGLE MEET	CISCO WEBEX	MICROSOFT TEAMS	GOTO MEETING
No Data Mining or Surveillance	✓	?	?	?	?	?
Safe for Family & Friends	✓	?	?	?	?	?
Instant Meet	✓		✓			
Live Support (For Businesses)	✓	✓		✓	✓	✓
Concurrent Meetings	✓	✓	✓	✓	✓	✓
Groups	✓	✓	✓	✓	✓	
Presentation Mode	✓	✓	✓	✓	✓	✓
Dynamic Grid Mode	✓	✓	✓	✓	✓	✓
Client Success Team	✓	✓	✓	✓	✓	✓
Calendar Integration	✓	✓	✓	✓	✓	
Direct Messaging*	✓	✓	✓	✓	✓	
Broadcast Mode*	✓	✓	✓	✓	✓	✓

? Unclear *Coming Soon

Market

Audience



Friends & Family

Digital communication is becoming increasingly popular and necessary in order to keep in touch with friends and family. Children's safety online also needs to be a priority.



Faith-Based

Due to the recent pandemic, faith-based organizations need a secure and trustworthy platform to host their meetings.



Enterprise

With many businesses working from home, secure video conferencing will play a vital role in the future day-to-day operations of the workplace.



Education

The Digital Learning Market industry is in desperate need of tools that facilitate student-teacher engagement and integrate with Learning Management Systems.



$1.279T Market

The global video conferencing and virtual events market have dramatically expanded in the wake of COVID-19.

- The digital learning market is expected to increase to $315 billion by 2025
- Virtual events: $774 billion TAM predicted by 2030
- Video conferencing: $190 billion TAM predicted by 2035
- These markets are expected to grow to as much as $1.279 trillion USD by 2035.

Source: Wall Street Research; Grand View Research “Virtual Events Market Size, Share & Trends Analysis”

Company Vision

Our vision is to become the trusted online communication solution for families and organizations by ensuring that all participants can have a safe and secure virtual meeting experience.

Our mission is to lead the industry in security, safety, and data transparency with the white-glove support it deserves.

Our Team



John Murphy
President and CEO

Seasoned business executive with a strong tech background and 30+ years of experience



Jason Harrelson
CTO + Chief Systems Architect

Systems engineering executive with 20+ years of experience



Matt James
Head of Sales

Sales executive with 20+ years experience selling software, hardware and service solutions to Global 1000 Clients



Chris Godfrey
Operations Director

Technology Operations Director and Enterprise Agile Coach with 20+ years of experience



Georgia Williams
Accounting Manager

Accounting expert with 8+ years of experience to ensure the financial success of ARC



Michael Scott
Client Success, Director

10+ years experience in sales, technology, processes, strategy, training, P&Ls and systems



Jenani Paul
Marketing Lead

Business strategy and consulting for large corporations for 15+ years. Led marketing and brand growth campaigns for startups

The Video Conferencing Platform that
Gives Back

Community sponsored movement of secure video conferencing

A portion of proceeds donated to the poor, hungry, and fatherless

Enjoy secure online meetings while helping those in need

Truly free account with no targeted marketing or data recording

This website (the "Site") is owned by Fundify, Inc. ("Fundify") and sections of the Site are used by Fundify Portal, LLC ("Fundify Portal"). Fundify Portal is registered with the US Securities and Exchange Commission (SEC) as a funding portal (Portal), and is a Member of the Financial Industry Regulatory Authority (FINRA). Fundify Portal offers investments to everyone 18 years of age or older under Title III, Regulation Crowdfunding (Reg CF).

Investments in private companies are particularly risky and illiquid. You should only consider investing if you can afford to lose your entire investment. Private investments are subject to risks associated with the industries in which they operate, which are disclosed in the respective issuing company's offering documents (e.g. Form C).

Neither Fundify nor Fundify Portal are registered broker-dealers or investment advisors. We do not make investment recommendations or provide investment advice. Past performance of a security or a company does not guarantee future results or returns.

This site has been designed for informational purposes only. Fundify does not provide tax, accounting, legal or regulatory advice, and nothing contained in this site should be construed as such. Users of this site should consult with their independent advisors and counsel.

By using this Site, you are subject to our Terms of Use and our Privacy Policy. Neither the SEC nor any state agency has reviewed the investment opportunities listed on the Site.

© 2021 Fundify, Inc. All rights reserved. Fundify, 1-Click Invest, 1-Click Reserve and Simplify Startup Funding are trademarks of Fundify, Inc.